Exhibit 99.148

Securities Commission	Ste. 400, Duke Tower 5251 Duke Street P.O. Box 458 Halifax, Nova Scotia B3J 2P8	Bus: 902-424-7768 Fax: 902-424-4625 Website: www.nssc.gov.ns.ca

RECEIPT

DHX MEDIA LTD.

This is the receipt of the Nova Scotia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated November 4, 2013 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 4, 2013

“Kevin G. Redden”

Kevin G. Redden
Director, Corporate
Finance

SEDAR Project # 2127198